FASHIONISTA DISTRIBUTOR HOLDINGS INC.

2F., No. 24, Sec.1, Chongqing N. Rd., Datong Dist.

Taipei City, Taiwan (R.O.C) 103

March 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fashionista Distributor Holdings Inc.
Registration Statement on Form S-1
File No. 333-277616

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-277616) filed by Fashionista Distributor Holdings Inc. on March 1, 2024:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Wei Wang of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

FASHIONISTA DISTRIBUTOR HOLDINGS INC.

By:	/s/ Yushun Ting
Name: Yushun Ting
Title: President, Chief Executive Officer and Director

cc:	Wei Wang, Ellenoff Grossman & Schole LLP